SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Safe Bulkers, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	Y7388 L111
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dr. Loukas Barmparis
President

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
+30 2 111 888 400

+357 25 887 200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard M. Brand

Joshua A. Apfelroth

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,658,432	$4,133

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Safe Bulkers, Inc. seeks to acquire any and all of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:
The product of (i) $24.00, the average of the high and low prices per Series B Preferred Shares on the New York Stock Exchange on March 3, 2017, and (ii) 1,485,768, the maximum number of Series B Preferred Shares that could be accepted for exchange in the Exchange Offer.
(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $115.90 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
	Amount Previously Paid: $4,133	Filing Party: Safe Bulkers, Inc.
	Form or Registration No.: Schedule TO-I	Date Filed: March 9, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Exchange Offer Statement on Schedule TO originally filed by Safe Bulkers, Inc., a Republic of Marshall Islands corporation (“Safe Bulkers” or the “Company”), with the Securities and Exchange Commission (“SEC”) on March 9, 2017, as amended and supplemented by Amendment No. 1 to the Schedule TO on March 17, 2017, Amendment No. 2 to the Schedule TO on March 22, 2017 and Amendment No. 3 to Schedule TO on March 30, 2017 (the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange (1) newly issued shares of Common Stock, par value $0.001 per share, of Safe Bulkers (NYSE: SB) (the “Common Stock”); and (2) cash, on the terms and conditions set forth in the Offer to Exchange, dated March 9, 2017, as amended and supplemented on March 17, 2017, March 22, 2017, and March 30, 2017 (the “Offer to Exchange”) and in the related letter of transmittal, for any and all outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, of Safe Bulkers (NYSE: SB.PR.B) (the “Series B Preferred Shares”).

All information in the Offer to Exchange and the related letter of transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Offer to Exchange as amended or supplemented. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Exchange and the related letter of transmittal.

Items 1 through 11

Items 1 through 11 of the Schedule TO, to the extent they incorporated by reference information contained in the Offer to Exchange, are hereby amended as follows:

1.	The Exchange Offer expired at 11:59 p.m., New York City Time, on April 5, 2017. On April 6, 2017, the Company issued a press release announcing that, as of the expiration of the Exchange Offer, 1,106,254 shares of Series B Preferred Shares, representing 74.46% of the outstanding Series B Preferred Shares, were validly tendered and not properly withdrawn prior to the expiration date. The Company has accepted for exchange all such Series B Preferred Shares. Under the terms of the Offer to Exchange, each tendering holder will receive (a) $22.50 in cash and (b) 2.0 shares of Common Stock, for each Series B Preferred Share validly tendered and not properly withdrawn. The Company expects to settle the Exchange Offer no later than April 7, 2017 and to pay an aggregate of approximately $24,890,715 in cash and issue 2,212,508 shares of Common Stock to purchase all of the validly tendered Series B Preferred Shares in connection therewith. Following settlement of the Exchange Offer, 379,514 Series B Preferred Shares will remain outstanding. Filed with this Amendment No. 4 to the Schedule TO as Exhibit (a)(5)(D) is the press release issued by Safe Bulkers on April 6, 2017 announcing the final results of the Exchange Offer.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated March 9, 2017.

(a)(1)(B)*	Letter of Transmittal to the holders of Series B Preferred Shares, dated March 9, 2017.

(a)(1)(C)*	Form of Letter to Brokers, Dealers and Other Securities Intermediaries.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers and Other Securities Intermediaries.

(a)(5)(A)* (a)(5)(B)* (a)(5)(C)* (a)(5)(D)	Press release, dated March 9, 2017. Press release, dated March 17, 2017. Press release, dated March 30, 2017. Press release, dated April 6, 2017.

(d)(1)(A)*	Specimen Copy of 8.00% Series B Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 18, 2013, and incorporated by reference herein).

(d)(1)(B)*	Statement of Designation of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 18, 2013, and incorporated by reference herein).

(d)(1)(C)*	Underwriting Agreement, dated as of June 6, 2013, by and among Safe Bulkers, Inc., and Incapital LLC and DNB Markets, Inc., as representatives of the several underwriters named therein, relating to the purchase of 800,000 shares of the Company’s 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on June 13, 2013, and incorporated by reference herein).

Exhibit No.	Description

d(2)*

Shareholder Rights Agreement, dated as of  May 14, 2008, between Safe Bulkers. Inc. and American Stock Transfer & Trust Company LLC (filed as Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-150995), filed on May 16, 2008, and incorporated by reference herein).

d(3)*	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-150995), filed on May 23, 2008, and incorporated by reference herein).

d(4)*	Specimen Common Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-150995), filed on May 16, 2008, and incorporated by reference herein).

d(5)*	Specimen Copy of 8.00% Series C Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(6)*	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 on the Company’s Form 8-A (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(7)*	Underwriting Agreement, dated as of April 30, 2014, by and among Safe Bulkers, Inc., and Morgan Stanley & Co. LLC and UBS Securities LLC, as representatives of the several underwriters named therein, relating to the purchase of 2,000,000 shares of the Company’s 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on May 7, 2014, and incorporated by reference herein).

d(8)*	Specimen Copy of 8.00% Series D Cumulative Redeemable Perpetual Preferred Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

d(9)*	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (filed as Exhibit 3.4 on the Company’s Form 8-A (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

d(10)*	Underwriting Agreement, dated as of June 23, 2014, by and among Safe Bulkers, Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and each of the other underwriters named in Schedule A therein, relating to the purchase of 2,800,000 shares of the Company’s 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on June 30, 2014, and incorporated by reference herein).

(d)(11)*	Purchase Agreement, dated as of April 12, 2011 between Safe Bulkers, Inc., Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on April 15, 2011, and incorporated by reference herein).

(d)(12)*	Purchase Agreement, dated March 13, 2012, between Safe Bulkers, Inc., Morgan Stanley & Co. LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on March 16, 2012, and incorporated by reference herein).

(d)(13)*	Underwriting Agreement, dated as of November 13, 2013, by and among Safe Bulkers, Inc., and Morgan Stanley & Co. LLC as representatives of the several underwriters named therein, relating to the purchase of 5,000,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on November 18, 2013, and incorporated by reference herein).

(d)(14)*	Underwriting Agreement, dated as of December 6, 2016, by and among Safe Bulkers, Inc., Stifel, Nicolaus & Company, Incorporated, DNB Markets, Inc. and each of the other underwriters named in Schedule A therein, for whom Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc. are acting as representatives, relating to the purchase of 13,600,000 shares Common Stock (filed as Exhibit 1.1 to the Company’s Form 6-K (File No. 001-34077), filed on December 9, 2016, and incorporated by reference herein).

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAFE BULKERS, INC.

Date: April 6, 2017	By:	/s/ Dr. Loukas Barmparis
	Name:	Dr. Loukas Barmparis
	Title:	President